                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


(Mark One)

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1997.

                                       or

[  ]  Transition report pursuant to Section 15(d) of the Securities Exchange Act
      of 1934 for the transition period from             to              .
                                             -----------    -------------

                        Commission file number  1-12273


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Roper Industries, Inc. Employees' Retirement Savings 004 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Roper Industries, Inc., 160 Ben Burton Rd., Bogart, GA 30622.

                          Independent Auditors' Report


The Board of Directors
Roper Industries, Inc.:

We have audited the accompanying statement of net assets available for benefits of Roper Industries, Inc. Employees' Retirement Savings 004 Plan (the "Plan") as of December 31, 1997 and the related statement of changes in net assets available for benefits for the period from July 1, 1997 (inception of the Plan) through December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and the changes in net assets available for benefits for the period from July 1, 1997 (inception of the Plan) through December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in the net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                     KPMG Peat Marwick LLP

June 3, 1998
Atlanta, Georgia

                                                      ROPER INDUSTRIES, INC.
                                              EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                               Statement of Net Assets Available for Benefits, with Fund Information
                                                          (in thousands)

                                                         December 31, 1997


                                                                       Fund Information
                                               ------------------------------------------------------------------------

                                                                  Merrill Lynch
                                                  Roper            Retirement      Merrill Lynch            MFS
                                               Industries, Inc.   Preservation     Equity Index          Emerging     AIM Value
                                      Total      Common Stock       Trust             Trust             Growth Fund      Fund
                                    ---------- --------------     -----------       ----------          -----------   ----------
Investments, at fair value:
  Mutual funds                         $1,972      $    -           $    -         $    -                     $300       $1,133
  Common trust funds                    2,081           -             1,015          1,066                       -            -
  Common stock                             10          10                 -              -                       -            -
Contributions receivable:
  Employees                                92           -                 -              -                       -            -
  Employer                                 64           -                 -              -                       -            -
                                     ---------   ---------         --------       ---------              ---------    ---------
    Net assets available for benefit   $4,219         $10            $1,015         $1,066                    $300       $1,133
                                     =========   =========         =========      =========              =========    =========



                                                                Fund Information
                                      ------------------------------------------------------------------------



                                       Templeton                           Merrill Lynch            Merrill Lynch
                                       Foreign        Merrill Lynch        Basic Value                Corporate
                                       Fund           Capital Fund          Fund                      Bond Fund    Unallocated
                                       ---------      -------------        -------------            ------------   -----------
Investments, at fair value:
  Mutual funds                            $20            $372                 $81                            $66       $    -
  Common trust funds                        -               -                  -                              -             -
  Common stock                              -               -                  -                              -             -
Contributions receivable:
  Employees                                 -               -                  -                              -            92
  Employer                                  -               -                  -                              -            64
                                     ---------       ---------             --------                  ----------    ----------
    Net assets available for benefit      $20            $372                $81                            $66          $156
                                     =========       =========            =========                  ==========   ===========




                                                      ROPER INDUSTRIES, INC.
                                              EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

                         Statement of Changes in Net Assets Available for Benefits, with Fund Information
                                                          (in thousands)

                            Period From July 1, 1997 (inception of the Plan) through December 31, 1997

                                                                                Fund Information
                                                      ----------------------------------------------------------------------
                                                                        Merrill Lynch
                                                        Roper           Retirement     Merrill Lynch  MFS
                                                      Industries, Inc.  Preservation   Equity Index   Emerging      AIM Value
                                             Total    Common Stock      Trust          Trust          Growth Fund   Fund
                                           ---------  ------------      -------------  -------------  -----------   ----------
Investment income:
  Cash dividends                              $  144      $    -          $    9           $    -            $3        $  113
                                              ------      ------          ------           ------          ----        ------
    Total investment income                      144           -               9                -             3           113
Appreciation (depreciation) in fair
 value of investments                           (101)          -               -               37           (14)         (115)
Contributions:
    Employee rollovers                         3,759           -             980              972           269         1,093
    Employee withholdings                        338           9              24               54            39            39
    Employer matching                             79           1               2                3             3             3
                                              ------      ------          ------           ------          ----        ------
      Increase in net assets available for
      benefits                                 4,219          10           1,015            1,066           300         1,133
Net assets available for benefits
  at beginning of period                           -          -               -                 -            -              -
                                              ------      ------          ------           ------          ----        ------
Net assets available for benefits
  at end of period                            $4,219      $   10          $1,015           $1,066          $300        $1,133
                                              ======      ======          ======           ======          ====        ======


                                                           Fund Information
                                        --------------------------------------------------------
                                         Templeton                 Merrill Lynch   Merrill Lynch
                                          Foreign   Merrill Lynch   Basic Value      Corporate
                                            Fund     Capital Fund      Fund          Bond Fund    Unallocated
                                         ---------   ------------   ----------      -----------   ----------
Investment income:
  Cash dividends                             -           $15          $ 3               $ 1          $  -
                                           ---          ----          ---               ---          ----
    Total investment income                  -            15            3                 1             -
Appreciation (depreciation) in fair
 value of investments                       (1)           (7)          (1)                -             -
Contributions:
    Employee rollovers                       9           332           45                59             -
    Employee withholdings                   12            30           33                 6            92
    Employer matching                        -             2            1                 -            64
                                           ---          ----          ---               ---          ----
      Increase in net assets available for
      benefits                              20           372           81                66           156
Net assets available for benefits
  at beginning of period                     -             -            -                 -             -
                                           ---          ----          ---               ---          ----
Net assets available for benefits
  at end of period                         $20          $372          $81               $66          $156
                                           ===          ====          ===               ===          ====

                            ROPER INDUSTRIES, INC.
                    EMPLOYEE'S RETIREMENT SAVINGS 004 PLAN

                         Notes to Financial Statements

                               December 31, 1997


1.  THE PLAN

  The Roper Industries, Inc. (the "Company") Employees' Retirement Savings 004 Plan (the "Plan") is a defined contribution retirement savings plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All assets of the Plan are held, administered and invested by its trustee, Merrill Lynch Trust Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan became effective July 1, 1997.

(a)  Eligibility
---  -----------

     Employees of certain of the Company's subsidiaries become eligible to participate in the Plan after one year of continuous service provided the employee has attained 18 years of age. Employees of a company acquired by the Company are generally credited for their time employed with the prior company.

(b)  Employee Contributions
     ----------------------

     Plan participants may make contributions in 1% increments of their compensation, within the range of 1% to 20%, for each payroll period in the form of before-tax contributions. Total employee contributions during the Plan's fiscal year may not exceed the ceiling established by the Internal Revenue Service ($9,500 for 1997).

(c)  Employer Contributions
     ----------------------

     The Plan allows each participating subsidiary of the Company to choose its own matching policy among several options. The options consist of no employer matching, 50% employer matching of the first 6% of participant contributions and 50% employer matching of the first 8% of participant contributions. Employer contributions are also limited by guidelines established by the Internal Revenue Service. Employer contributions can only be based on the first $150,000 of participant compensation in 1997.

(d)  Participant Accounts
     --------------------

     The Plan's trust consists of contributions by the participants and the Company and net earnings from investments. Investment appreciation and/or depreciation and investment earnings are credited to or deducted from participant accounts based on the ratio of each participant's account to the aggregate of all participant accounts within each fund on a daily basis.

(e)  Investment Options
     ------------------

     Each participant in the Plan must elect to have contributions invested in any one or a combination of the investment funds offered by the Plan.
     Since inception of the Plan, the following investment funds were available:

     Merrill Lynch Retirement Preservation Trust: The Trust seeks to provide
     -------------------------------------------
     preservation of capital, liquidity and current income that is typically higher than money market funds. The Trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts and U.S. government and U.S. government agency securities. At December 31, 1997, 112 participants were invested in this Trust.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEE'S RETIREMENT SAVINGS 004 PLAN

                         Notes to Financial Statements

                               December 31, 1997


     Merrill Lynch Corporate Bond Fund - Intermediate Term Portfolio: The Fund
     --------------------------------------------------------------
     seeks a high level of current income by investing primarily in investment grade corporate fixed-income securities. Secondarily, the Fund seeks capital appreciation when consistent with its primary objective. The Fund invests primarily in bonds rated in the four highest rating categories with a maximum remaining maturity of 10 years. Under normal circumstances, the average remaining maturity will be between five and seven years. In addition, the Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1997, 48 participants were invested in this Fund.

     Merrill Lynch Capital Fund: The Fund seeks the highest total investment
     --------------------------
     return consistent with prudent risk. Total investment return is the aggregate of income and capital value changes. The Fund has a fully managed investment policy utilizing equity, debt and convertible securities. This permits Fund management to shift emphasis based on its evaluation of changes in economic and market trends. Consistent with this policy, the Fund's portfolio may, at any given time, be invested substantially in equity securities, corporate bonds or money market securities. It is the expectation of management that, over longer periods, a major portion of the Fund's portfolio will consist of equity securities of larger market capitalization companies. Dividends are declared and reinvested semiannually. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1997, 103 participants were invested in this Fund.

     Merrill Lynch Basic Value Fund: The Fund seeks capital appreciation and,
     ------------------------------
     secondarily, income by investing in securities, primarily equities, that Fund management believes are undervalued. The Fund seeks to invest in stocks that possess one or more of the following characteristics: (i) selling at a discount either from book value or historical price-earnings ratios or (ii) seem capable of recovering from situations that caused the company to become temporarily out of favor. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1997, 87 participants were invested in this Fund.

     Merrill Lynch Equity Index Trust: The Trust seeks to approximate the total
     --------------------------------
     return of the Standard & Poor's 500 Composite Stock Price Index. This Index is a means to measure the performance of a broad base of large U.S. corporations. The Trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of this Index. The percentage of the Trust's interest in each stock will generally be the same as the percentage that a particular stock represents in the Index. However, certain factors may make the purchase of some stocks impracticable or unnecessary. At December 31, 1997, 146 participants were invested in this Trust.

     AIM Value Fund: The Fund seeks long-term growth of capital by investing
     --------------
     primarily in stocks of companies that are undervalued relative to the stock market as a whole due to underperformance, but show tangible evidence of a turnaround. The Fund seeks undervalued securities believed to offer growth potential in four categories: 1) out-of-favor cyclical growth companies, 2) established growth companies that are undervalued compared to historical relative valuations, 3) companies with tangible evidence of improving prospects not yet reflected in the price of the stock and 4) equity securities selling at prices that do not reflect the current market value of their assets. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1997, 158 participants were invested in this Fund.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEE'S RETIREMENT SAVINGS 004 PLAN

                         Notes to Financial Statements

                               December 31, 1997

     MFS Emerging Growth Fund: The Fund seeks long-term growth of capital.  The
     -------------------------
     Fund invests primarily in common stock of small- and medium-sized companies that are early in their life cycles and have the potential to become major enterprises. The Fund may also invest in more established companies whose rates of earnings growth are expected, by Fund management, to accelerate because of special factors such as new management, new products or changes in consumer demand. The Fund may invest up to 25% of its total assets in foreign securities. At December 31, 1997, 114 participants were invested in this Fund.

     Templeton Foreign Fund: The Fund seeks long-term capital growth.  The Fund
     -----------------------
     seeks to obtain its objective through a flexible policy of investing in stocks and debt obligations of companies and governments outside the U.S. The Fund may also invest in preferred stock and certain debt securities, rated or unrated, such as convertible bonds and bonds selling at a discount. The Fund has the right to purchase securities in any foreign country, developed or developing. At December 31, 1997, 52 participants were invested in this Fund.

     Roper Industries, Inc. Common Stock: This Fund invests solely in Roper
     ------------------------------------
     Industries, Inc. common stock. At December 31, 1997, 55 participants were invested in this Fund.

(f)  Benefit Payments
     ----------------

     Upon separation of service, participants may generally elect to receive their vested account balances in either a lump sum payment or several forms of periodic installments. Separated participants with vested account balances totaling less than $3,500 must be distributed their vested balances in the form of a lump sum distribution. Participants are immediately vested in their voluntary contributions plus investment performance thereon. Employer contributions and investment performance thereon become vested to participants 20% after the first year of service and an additional 20% after each additional year of service, up to 100%.

(g)  Termination
     -----------

     The Company may terminate, or partially terminate, the Plan or discontinue Company contributions to the Plan at any time, in which case all employer contributions and allocated earnings to each participant's account would become fully vested and nonforfeitable.

(h)  Forfeitures
     -----------

     All forfeitures by participants, as defined by the Plan, are retained in the Plan and used to pay Plan expenses and reduce employer contributions.

(i)  Participant Loans
---  -----------------

     The Plan allows participants to borrow up to the lesser of 50% of their vested account balance or $50,000. Generally, loans must be repaid within five years. The interest rate on such loans is set at prime plus 1 1/2 percentage points.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Presentation
     ---------------------

     The accompanying statements of net assets available for benefits and changes in net assets available for benefits have been prepared on the accrual basis of accounting.

                            ROPER INDUSTRIES, INC.
                    EMPLOYEE'S RETIREMENT SAVINGS 004 PLAN

                         Notes to Financial Statements

                               December 31, 1997




(b)  Investments
     -----------

     Investments are stated at fair value. Fair values for investments in mutual funds, common trust funds and Roper Industries, Inc. common stock were determined using the closing prices as published by financial sources believed to be reliable. Unrealized appreciation (depreciation) in fair value of investments is computed by comparing the fair value of an investment to its cost for investments purchased during the period. For investments held the entire period, it is the change in fair value during the period. Purchases and sales of investments are recorded on a trade-date basis.

(c)  Use of Estimates
     ----------------

     The administrator of the Plan has made a number of estimates and assumptions relating to the reporting of assets, liabilities and disclosures in order to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates.

(d)  Expenses
     --------

     The Company pays all administrative expenses of the Plan.

3.   INCOME TAX STATUS

  The Company has not yet requested a determination letter from the Internal Revenue Service to grant the Plan tax-exempt status for federal income taxes. The Company believes that the Plan is structured and administered in such a fashion that it will be determined to be exempt from federal income taxes by the Internal Revenue Service. No amounts for income taxes are reflected in the Plan's financial statements.

                                                                   Schedule 1




         ROPER INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

         Item 27(a) - Schedule of Assets Held for Investment Purposes
                                (in thousands)

                               December 31, 1997

                                                Shares/                   Fair
                                                 Units        Cost       Value
                                               ---------  ----------  ----------

Common trust funds:

  *Merrill Lynch Retirement Preservation Trust   1,015       $1,015     $1,015

  *Merrill Lynch Equity Index Trust                 16        1,030      1,066

Mutual funds:

  *MFS Emerging Growth Fund                          8          314        300

   AIM Value Fund                                   35        1,248      1,133

   Templeton Foreign Fund                            2           22         20

  *Merrill Lynch Capital Fund                       11          380        372

  *Merrill Lynch Basic Value Fund                    2           82         81

  *Merrill Lynch Corporate Bond Fund -
     Intermediate Term Portfolio                     6           66         66

*Roper Industries, Inc. Common Stock                 -           10         10



  * Merrill Lynch and Roper Industries, Inc. are parties-in-interest to the
    Plan.



                 See accompanying independent auditors' report

                                                                      Schedule 2

         ROPER INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS 004 PLAN

               Item 27(d) - Schedule of Reportable Transactions
                                (in thousands)

  Period from July 1, 1997 (inception of the Plan) through December 31, 1997

                                                                                                  Asset
                                                                                                 Value on
                                                Purchase  Selling   Transaction    Cost of     Transaction        Net
Description of Asset                              Price    Price      Expenses       Asset        Date        Gain (Loss)
--------------------------------                --------  --------  -----------   --------     -----------    -----------

*Roper Industries, Inc. common stock             $   10    $   -      $   -         $   10       $   10         $   -

*Merrill Lynch Retirement Preservation Trust      1,015        -          -          1,015        1,015             -

*Merrill Lynch Equity Index Trust                 1,029        -          -          1,029        1,029             -

*MFS Emerging Growth Fund                           314        -          -            314          314             -

 AIM Value Fund                                   1,248        -          -          1,248        1,248             -

*Merrill Lynch Capital Fund                         379        -          -            379          379             -

*Merrill Lynch Corporate Bond Fund -
   Intermediate Term Portfolio                      66         -          -             66           66             -

*Merrill Lynch Basic Value Fund                     82         -          -             82           82             -

 Templeton Foreign Fund                             21         -          -             21           21             -

*  Merrill Lynch and Roper Industries, Inc. are parties-in-interest to the Plan.


                See accompanying independent auditors' report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                   Roper Industries, Inc. Employees' Retirement Savings 004 Plan
                   -------------------------------------------------------------
                                             (Name of Plan)


                           By:  Roper Industries, Inc., Plan Administrator

                           By:     /s/ Marilyn M. Messer
                               ---------------------------------------------
                                             (Signature)

                               Marilyn M. Messer            June 18, 1998

                         Independent Auditors' Consent


The Board of Directors
Roper Industries, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-36897) on Form S-8 of Roper Industries, Inc. of our report dated June 3, 1998 relating to the statement of net assets available for benefits of the Roper Industries, Inc. Employees' Retirement Savings 004 Plan as of December 31, 1997 and the related statement of changes in net assets available for benefits for the period from July 1, 1997 (inception) through December 31, 1997 and all related supplemental schedules, which report appears in the December 31, 1997 Annual Report on Form 11-K of Roper Industries, Inc.


                                                        KPMG Peat Marwick LLP

Atlanta, Georgia
June 16, 1998
                                       11